United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 35)*

STEPAN COMPANY

(Name of Issuer)

COMMON STOCK $1 PAR VALUE

(Title of Class of Securities)

858586-10-0

(CUSIP Number)

DECEMBER 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 858586-10-0

(1)	Names of reporting persons F. QUINN STEPAN
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,400,170 shares (includes shares held by spouse).
(6) Shared voting power 0 shares
(7) Sole dispositive power 1,400,170 shares (includes shares held by spouse).
(8) Shared dispositive power 0 shares
(9)	Aggregate amount beneficially owned by each reporting person 1,400,170 shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.2%
(12)	Type of reporting person (see instructions) IN

Item 1.

(a)	Name of issuer:

Stepan Company

(b)	Address of issuer’s principal executive offices:

22 W. Frontage Road

Northfield, IL 60093

Item 2.

(a)	Name of person filing:

See Item 1 of cover page

(b)	Address or principal business office or, if none, residence:

Stepan Company

22 W. Frontage Road

Northfield, IL 60093

(c)	Citizenship:

See Item 4 of cover page

(d)	Title of class of securities:

Common Stock $1 Par Value

(e)	CUSIP No.:

858586-10-0

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a–8);

(e)	☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 of cover page

(b)	Percent of class:

See Item 11 of cover page

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of cover page

(ii)	Shared power to vote or to direct the vote:

See Item 6 of cover page

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of cover page

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of cover page

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [            ].

Not Applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Of the shares reported herein, F. Quinn Stepan, as the managing member of the sole general partner of Stepan Venture II, an Illinois limited partnership, has sole voting and dispositive power over 517,520 shares of the issuer’s common stock owned by Stepan Venture II.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2017	Signature:	/s/ F. Quinn Stepan
	Name/Title:	F. Quinn Stepan